Exhibit 99

August 19, 2026

New York Stock Exchange

11, Wall Street,

New York,

NY 10005

USA

Dear Sir,

Sub: Disclosure

Pursuant to SEBI Listing Regulations, we would like to inform you that the Reserve Bank of India (“RBI”) vide its letter dated August 19, 2026, has accorded its approval to Life Insurance Corporation of India (“LIC”), for acquiring aggregate holding up to 9.99% of the paid-up share capital or voting rights in HDFC Bank Limited (“the Bank”). As per the latest available beneficial position i.e. as on August 14, 2026, LIC holds 4.11% of the total share capital of the Bank.

The approval has been granted with reference to the application made by LIC to RBI. The aforesaid approval granted by RBI is subject to the conditions mentioned therein including compliance with the relevant provisions of the Banking Regulation Act, 1949, Reserve Bank of India (Commercial Banks - Acquisition and Holding of Shares or Voting Rights) Directions, 2025, provisions of the Foreign Exchange Management Act, 1999, regulations issued by Securities and Exchange Board of India, and any other statutes, regulations and guidelines, as applicable.

This is for your information and appropriate dissemination.

Yours faithfully,

For HDFC Bank Limited

Sd/-

Ajay Agarwal

Company Secretary

Group Head – Secretarial & Group Oversight